Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

September 14, 2010

Mr. Kevin Woody
Branch Chief                                                             Via U.S. Mail and Facsimile 703-813-6984
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Limited Partnership Form 10-K for year ended December 31, 2009 File No. 001-13130

Dear Mr. Woody,

We received your September 9, 2010 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:

DEFINITIVE PROXY STATEMENT FILED APRIL 20, 2010

Compensation of Executive Officers, page 11

1.	We note your response to comment 1 in our letter dated August 12, 2010. We continue to believe that your CD&A should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, as noted, your CFO’s base salary was at 21% above the median and your CIO’s total direct compensation was at 26% below median. In order to provide your investors with better insight into your compensation practices, please further describe why these individual officers fell below or above the median, respectively. In your correspondence, you indicated that differences in tenure and authority as well as multiple duties were taken into consideration. This type of detail should be included in future filings. Please confirm that you will include similar disclosure in future filings.

Company Response:

Future filings will include the type of disclosure requested by the staff.

LPLP Response Letter
Mr. Kevin Woody, Branch Chief
September 14, 2010

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1715.

Very truly yours,

James J. Bowes
General Counsel

JJB/jab

cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan Lewis & Bockius LLP George J. Alburger, Jr. Mary Beth Morrissey